EXHIBIT 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	MNP LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada ("MNP")

AND TO:	KPMG LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada ("KPMG")

AND TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities (Yukon)

Office of the Superintendent of Securities (Nunavut)

RE:	Notice Regarding Change of Auditor Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Pursuant to Section 4.11 of NI 51-102, Mogo Inc. (the “Company”) hereby gives notice as follows:

1.	At the request of the Company, KPMG has resigned as the Company’s auditor effective as of October 1st, 2024 (the “Resignation Date”).

2.

On the Resignation Date, the Company appointed MNP to fill the vacancy created by the resignation of KPMG, and to hold such position until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG as auditor of the Company and the appointment of MNP as auditor of the Company were considered and approved by the Board of Directors of the Company;

4.

KPMG has not expressed any modified opinion in its reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Resignation Date; and

5.	There are no "reportable events" as such term is defined in NI 51-102.

DATED this 1st day of October, 2024.

MOGO INC.

"Gregory Feller"

Gregory Feller

President & Chief Financial Officer